UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2008

Commission file number 1-7850

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

SOUTHWEST GAS CORPORATION EMPLOYEES’ INVESTMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principle executive office:

SOUTHWEST GAS CORPORATION

5241 Spring Mountain Road, Post Office Box 98510
Las Vegas, Nevada 89193-8510
(702) 876-7237

FINANCIAL STATEMENTS AND EXHIBITS.

Listed below are all financial statements and exhibits filed as part of this annual report:

(a)
Financial statements, including statements of net assets available for benefits as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008 and notes to financial statements, together with the report thereon of PricewaterhouseCoopers LLP, independent registered public accounting firm.

(b)
Supplemental Schedule: Schedule H, Line 4i - Schedule of Assets (Held at End of Year).  All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and not included herein have been omitted because they are not applicable.

(c)	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm.

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Southwest Gas Corporation Benefits Committee have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

SOUTHWEST GAS CORPORATION
EMPLOYEES’ INVESTMENT PLAN

By    /s/ George C. Biehl
George C. Biehl
Executive Vice President,
Chief Financial Officer and
Corporate Secretary
Southwest Gas Corporation

Dated:  June 25, 2009

SOUTHWEST GAS CORPORATION

EMPLOYEES’ INVESTMENT PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

AS OF DECEMBER 31, 2008 AND 2007 AND
FOR THE YEAR ENDED DECEMBER 31, 2008

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
Southwest Gas Corporation Employees’ Investment Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Southwest Gas Corporation Employees’ Investment Plan (the “Plan”) at December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of Schedule H, Line 4i - Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Los Angeles, California
June 25, 2009

SOUTHWEST GAS CORPORATION
EMPLOYEES' INVESTMENT PLAN

Statements of Net Assets Available for Benefits

	December 31,
	2008	2007

Assets:
Investments (see Notes 2 and 7)	$207,905,507	$279,186,514
Receivable from employer	48,988	43,462
Total assets	207,954,495	279,229,976

Net assets available for benefits	$207,954,495	$279,229,976

The accompanying notes are an integral part of these statements.

SOUTHWEST GAS CORPORATION
EMPLOYEES' INVESTMENT PLAN

Statement of Changes in Net Assets Available for Benefits

Year Ended
December 31,
2008
Additions:
Additions (reductions) to net assets attributed to:
Investment income:
Net appreciation (depreciation) in fair value of investments (see Note 3)	$(77,281,577)
Interest and dividends	9,452,973
(67,828,604)
Less investment expenses	39,174
Net investment reductions	(67,867,778)

Contributions:
Participant	13,966,903
Employer	4,223,947
18,190,850

Net additions (reductions)	(49,676,928)

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	21,598,553
Net deductions	21,598,553

Net decrease in net assets available for benefits	(71,275,481)

Net assets available for benefits:
Beginning of year	279,229,976
End of year	$207,954,495

The accompanying notes are an integral part of these statements.

(1) Description of Plan

The following description of the Southwest Gas Corporation Employees’ Investment Plan (the “Plan”), as amended, provides general information.  Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a voluntary defined contribution plan covering all employees of Southwest Gas Corporation (the “Company”).  It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).  The Plan’s assets invested in Company stock (consisting of (i) Company matching contributions and (ii) participant deferrals) are designated as an Employee Stock Ownership Plan (“ESOP”).  In 2009, new employees will be automatically enrolled in the Plan after 30 days unless they elect not to participate.

The ESOP invests primarily in qualifying employer securities.  The non-ESOP portion of the Plan is a profit-sharing plan that is qualified under Code Sections 401(a) and 401(k).  The ESOP portion of the Plan is a stock bonus plan and an employee stock ownership plan that is qualified under Code Sections 401(a) and 4975(e)(7) and described in ERISA Section 407(d)(6).  The profit-sharing plan and the ESOP together are a single plan under Treasury Regulation Section 1.414(1)-1(b)(1).  The Plan satisfies the requirements of ERISA and the trust fund maintained under the Plan is tax-exempt under Code Section 501(a).

Contributions

Participants may contribute up to 60 percent of their annual wages before bonuses and overtime.  However, contributions may not exceed amounts promulgated by the Internal Revenue Code.  The Company contributes to the Plan an amount equal to 50 percent of a participant’s contribution.  The Company’s maximum contribution is three and one-half percent (effective July 2008, increased from three percent) of a participant’s annual compensation before bonuses and overtime.  Beginning July 2008, deferral percentages elected by participants are also applied to overtime earnings, however they are not matched by the Company.

Participants’ Accounts

Each participant account is credited with the participant’s contribution and the portion contributed by the Company.  The portion contributed by the participant is invested in the various funds according to the direction of the participant.  The Company contributions are initially deposited in the Southwest Gas Stock Fund, but participants may immediately transfer Company matching contributions between and among other available funds.  Upon attaining age 50, participants may elect to invest future Company matching contributions directly in any available fund.

Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon.  Vesting in the contributions made by the Company and in the earnings thereon is based on years of continuous service.  Participants are fully vested in dividends paid in the Southwest Gas Stock Fund without regard to whether the participant is vested in the Southwest Gas stock with respect to which the dividend is paid.  The following table shows the vesting schedule of Company contributions and the earnings thereon other than dividends on the Southwest Gas Stock Fund.

Vested
Years of Service	Percentage

One but less than two	20
Two but less than three	40
Three but less than four	60
Four but less than five	80
Five and over	100

In the event of death, retirement, or total disability of a participant, Company contributions become fully vested irrespective of the years of service at the date of termination.  Forfeitures as a result of a participant’s termination prior to vesting are reallocated to the remaining participants on a quarterly basis based on the employer contribution ratio.  For the years ended December 31, 2008 and 2007, forfeitures of non-vested accounts reallocated to participants were approximately $67,000 and $42,000, respectively.

Participant Loans

The Plan provides that participants may borrow against the balances in their accounts, subject to certain limitations specified in the Plan.  Funds for loans are obtained through the liquidation of participants’ investment accounts. Payments on the loans include interest at a rate that approximates the prime rate, plus two percent.  At December 31, 2008, outstanding loans had annual interest rates ranging from 6.00 percent to 11.50 percent maturing in 2009 through 2013.  Principal and interest payments on a participant’s loan will be credited to the participant’s investment accounts in the same ratio as ongoing contributions. The maximum repayment period for participant loans is five years.

Payment of Benefits

If a participant terminates employment with the Company as a result of retirement, death, or permanent and total disability, such participant, or designated beneficiary in the case of death, will be entitled to receive an amount equal to the value of his account as soon as practicable following termination of employment.  Distributions from the Southwest Gas Stock Fund will be made in the Company’s common stock plus cash in lieu of fractional shares.  A participant may apply to the Plan Committee to request a single lump sum payment in cash of the value of the Company’s common stock otherwise distributable to the participant.  Distributions from other funds will be made in a single lump sum cash payment.

Distributions under the Plan will begin as soon as practicable, but not later than April 1 following the end of the Plan year in which the participant attains age 70-1/2 or terminates employment, if later.  If the participant’s vested account balance is less than $1,000, the participant will receive a lump-sum distribution or, if the participant so directs, the amount will be rolled-over into an Individual Retirement Account (“IRA”).  If the participant’s vested account balance is greater than $1,000 but less than $5,000, the participant’s account will be rolled-over into an IRA unless the participant requests a lump-sum distribution.  If the participant’s vested account balance is greater than $5,000, the participant may remain in the Plan, receive a lump-sum distribution, or roll-over the account into an IRA.  A participant who is terminated and does not elect to take a distribution will continue to receive his share of investment income on all vested portions of his accounts until electing to receive distributions from the Plan.  All distributions to beneficiaries of a participant must be made within five years after the participant’s death.

Plan Expenses

Plan-related expenses and any other costs of administering the Plan will be paid with funds from the Plan unless paid by the Company at its discretion.  The Company paid all Plan expenses, except loan origination and maintenance fees, during 2008.  Loan origination and maintenance fees paid by Plan participants for the year ended December 31, 2008 were $39,174.

Plan Administration

Fidelity Management Trust Company acts as the trustee and Fidelity Investment Institutional Operations Company, Inc. performs all recordkeeping of the Plan.

(2) Summary of Accounting Policies

The following information describes the Plan’s accounting policies:

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles (“GAAP”) in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets during the reporting period.  Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note 7 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis.  Dividends are recorded on the ex-dividend date.

Risks and Uncertainties

Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks as well as changes in prevailing market and interest rates, increases in defaults and credit rating downgrades.  Due to the level of risk associated with certain investment securities and the amount invested in the Company’s common stock, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Payment of Benefits

Benefits are recorded when paid.

(3) Investments

Investments representing five percent or more of Plan net assets are:

	December 31,
	2008	2007
Southwest Gas Corporation Common Stock
(2,219,107 and 2,175,544 shares, respectively)	$55,965,879	$64,765,945
Fidelity Contrafund
(890,153 and 968,385 shares, respectively)	40,288,324	70,798,650
Fidelity Money Market Trust: Retirement Money Market Portfolio
(25,259,484 and 17,638,209 shares, respectively)	25,259,484	17,638,209
Fidelity U.S. Bond Index Fund
(1,272,792 shares in 2008)	13,733,428	*
Fidelity Low-Priced Stock Fund
(506,905 and 498,421 shares, respectively)	11,719,640	20,500,059
Fidelity Freedom 2020 Fund
(1,092,614 and 1,030,371 shares, respectively)	10,980,773	16,290,173

* Threshold percentage not met

During 2008, Plan investments (including gains and losses on investments bought and sold as well as held during the year) depreciated in value by $77,281,577 as follows:

Southwest Gas Corporation common stock	$ (9,562,133)
Mutual funds	(67,719,444)
$ (77,281,577)

(4) Related-Party Transactions

Since the Company’s common stock is an investment held by the Plan, investments in this common stock represent transactions with parties-in-interest.  Certain other plan investments are short-term deposits and investments, and shares of mutual funds managed by Fidelity Management Trust Company, the Trustee as defined by the Plan.  These certain plan investments qualify as parties-in-interest transactions for which a statutory exemption exists.  During the year ended December 31, 2008, the Plan made purchases of approximately $33.2 million and sales (including distributions) of approximately $32.9 million of Company common stock.  The following represents investments held by related parties:

December 31,	2008	2007
Southwest Gas Corporation	$55,965,879	$64,765,945
Fidelity Management Trust Company	117,444,547	169,639,479
	$173,410,426	$234,405,424

(5) Plan Termination

Although the Company expects to continue the Plan indefinitely, it reserves the right to amend or terminate the Plan at any time.  Upon termination, partial termination, or complete discontinuance of contributions to the Plan, Company contributions will become fully vested.

(6) Federal Income Taxes

In April 2003, the Company received a favorable determination letter from the IRS stating that the Plan, amended and restated effective October 1, 2001, qualifies for deferred tax treatment of contributions under Section 401(k) of the Internal Revenue Code (“IRC”).  Although the Plan has been amended since October 1, 2001, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(7) Fair Value Measurements

In January 2008, the Plan adopted SFAS No. 157 “Fair Value Measurements” (“SFAS No. 157”).  SFAS No. 157 states that a fair value measurement should be based on the assumptions that market participants would use in pricing the asset or liability and establishes a fair value hierarchy that ranks the inputs used to measure fair value by their reliability.  The three levels of the fair value hierarchy defined by SFAS No. 157 are as follows:

Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities that a company has the ability to access at the measurement date.

Level 2 - inputs other than quoted prices included within Level 1 that are observable for similar assets or liabilities, either directly or indirectly.

Level 3 - unobservable inputs for the asset or liability. Unobservable inputs are used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end.  Common stock of the Company is traded on a national securities exchange and is valued at the last reported sales price on the last business day of the Plan year.  The Plan provides for investments in various investment securities including common stock of the Company. The assets held by the Plan, excluding participant loans, are traded in active exchange markets; their estimated fair values were determined at December 31, 2008 using published closing prices.  Participant loans are valued at amortized cost, which approximates fair value.  There have been no changes in fair value methodologies used at December 31, 2008.

The following table sets forth, by level within the fair value hierarchy, the Plan’s assets that were accounted for at fair value as of December 31, 2008.

		Fair Value Measurements Using:

		Quoted Prices in Active Markets for Identical Financial Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	Total	Level 1	Level 2	Level 3

Assets at fair value:
Mutual funds	$145,032,907	$145,032,907	$-	$-
Southwest Gas Corporation common stock	55,965,879	55,965,879	-	-
Temporary cash investments	283,341	283,341	-	-
Participant loans	6,623,380	-	-	6,623,380

Net assets	$207,905,507	$201,282,127	$-	$6,623,380

The following table sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2008.

Level 3 Assets

Participant Loans

Balance, beginning of year	$6,052,821
New participant loans and settlements, net	570,559

Balance, end of year	$6,623,380

			SCHEDULE I

	SOUTHWEST GAS CORPORATION
	EMPLOYEES’ INVESTMENT PLAN

	E.I.N. 88-0085720

	SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
	AT DECEMBER 31, 2008

	Identity and Description of	Number of	Current
	Investment	Shares	Value

*	Southwest Gas Corporation Common Stock	2,219,107	$55,965,879

	Brown Capital Management, Inc. Small Company Institutional Fund	94,662	2,330,572

	Vanguard Institutional Index Fund	75,129	6,201,122

	Eaton Vance Large Cap Value I	391,016	5,701,016

*	Fidelity Contrafund	890,153	40,288,324

*	Fidelity Freedom 2000 Fund	14,391	144,633

*	Fidelity Freedom 2010 Fund	667,133	6,911,495

*	Fidelity Freedom 2020 Fund	1,092,614	10,980,773

*	Fidelity Freedom 2030 Fund	219,331	2,140,670

*	Fidelity Freedom 2040 Fund	208,651	1,166,359

*	Fidelity Freedom 2050 Fund	14,196	91,706

*	Fidelity Freedom 2005 Fund	17,603	147,687

*	Fidelity Freedom 2015 Fund	273,539	2,341,497

*	Fidelity Freedom 2025 Fund	162,056	1,333,718

*	Fidelity Freedom 2035 Fund	29,903	240,124

*	Fidelity Freedom 2045 Fund	27,153	178,667

*	Fidelity Freedom Income Fund	50,479	482,581

*	Fidelity Low-Priced Stock Fund	506,905	11,719,640

*	Fidelity Money Market Trust: Retirement Money Market Portfolio	25,259,484	25,259,484

*	Fidelity U.S. Bond Index Fund	1,272,792	13,733,428

*	Fidelity U.S. Government Reserve	420	420

	Vanguard International Growth Fund Admiral Shares	151,702	5,884,523

	Lord Abbett Small Cap Value Fund	383,695	7,754,468

*	Temporary Cash Investments	283,341	283,341
			201,282,127

	Participant Loans (with interest ranging from 6.00% to 11.50%)		6,623,380

			$207,905,507

	* A party-in-interest for which a statutory exemption exists.

EXHIBIT 23

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-155581) of Southwest Gas Corporation of our report dated June 25, 2009 relating to the financial statements of Southwest Gas Corporation Employees’ Investment Plan, which appears in this Form 11-K.

/s/ PricewaterhouseCoopers LLP

Los Angeles, California
June 25, 2009